Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2024

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2024

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1.	Deep Kalra	October 9, 2001	-
2.	Aditya Tim Guleri	April 3, 2007	-
3.	Rajesh Magow	November 6, 2012	-
4.	James Jianzhang Liang	January 27, 2016	-
5.	Paul Laurence Halpin	April 30, 2018	-
6.	Jane Jie Sun	August 30, 2019	-
7.	Cindy Xiaofan Wang	August 30, 2019	May 15, 2024
8.	Xing Xiong	August 30, 2019	-
9.	Xiangrong Li	September 6, 2019	May 15, 2024
10.	Hyder Aboobakar	August 20, 2020	September 15, 2023
11.	Savinilorna Payandi Pillay Ramen	September 15, 2023	-
12.	May Yihong Wu	May 15, 2024	-
13.	Moshe Rafiah	May 15, 2024	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2024, the Company had four (4) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
3.	RedBus India Private Limited (formerly known as ibibo Group Private Limited)	March 23, 2012	India
4.	Quest 2 Travel.com India Private Limited	March 23, 2000	India

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the Board’s activities. The Board is currently made up of eight (8) non-executive directors.

Directors

Independent

1. Aditya Tim Guleri

2. May Yihong Wu

3. Paul Laurence Halpin

Non-Executive

1. Aditya Tim Guleri

2. Moshe Rafiah

3. James Jianzhang Liang

4. Jane Jie Sun

5. May Yihong Wu

6. Paul Laurence Halpin

7. Savinilorna Payandi Pillay Ramen

8. Xing Xiong

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

1.
Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and will devote his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 32 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra is the co-chair of National Committee on Tourism and Hospitality at Confederation of Indian Industry. He is a founding member of IndiaTech.Org, an industry body representing the interests of Indian digital companies and is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra is a founding member of ‘I am Gurgaon’— an NGO focused on improving the quality of life in Gurugram and also serves on the board of the Gurugram Metropolitan Development Authority. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.
2.
Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 31 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.
Rajesh Magow (Continued)

Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also serves as the Vice-Chairman for IAMAI (Internet and Mobile Association of India), and as the Chairperson of ASSOCHAM’s National Council on Travel & Tourism. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Siena, SupportLogic, and Weav.ai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.
4.
James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong Holdings Limited (HKEX:0780). Mr. Liang received his Ph.D. degree from Stanford University, United States and his Master’s and Bachelor’s degrees from Georgia Institute of Technology, United States.
5.
Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

6.
May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.
7.
Moshe Rafiah was appointed to our board of directors on May 15, 2024 as a nominee of Trip.com. He served as the founder and chief executive officer of Travelfusion Ltd between January 2000 to February 2021 where he was responsible for strategy, business development and sales and marketing, and led the sale of Travelfusion to Trip.com in 2015. He was also the chief executive officer of Skyscanner Ltd. between June 2020 to January 2021 where he was responsible for Skyscanner’s strategy. Mr. Rafiah holds a Bachelor of Laws from Buckingham University, United Kingdom and a Master of Laws in international banking and financial law from Boston University, United States.
8.
Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 and has served as a nominee of Trip.com since August 30, 2019. He is also one of our resident directors in Mauritius. Mr. Halpin has more than 18 years of experience as a non-executive director and chairperson of audit and risk committees of a number of listed companies. His experience includes in-depth board-level involvement in corporate strategy, financial reporting, investment oversight, mergers and acquisitions, and risk oversight. He has a combination of international experience and perspective from a career in Europe and Africa, as a business services entrepreneur, and previously, as a partner in a professional services firm. Mr. Halpin held various leadership positions in the financial services industry practice at PwC Dublin, London and Johannesburg during his 25-year career with PwC from 1979 to 2004. Between 2004 and 2011, having relocated to Mauritius in 2004, Mr. Halpin established a number of international healthcare and insurance outsourcing businesses in Mauritius, which he subsequently sold. Mr. Halpin is a portfolio chair and Non-Executive Director, who serves as Non-Executive Chairman of Gemfields Mauritius Ltd, Nairoto Resources Holding Ltd and Gemfields Madagascar Ltd; and as an independent non-executive director of Citicc (Africa) Holdings Ltd and several small private companies. His previously held roles include Lloyd’s General Representative for Mauritius, Lead Independent Director at Gamma Civic Ltd, and independent non-executive director at Kolos Cement Ltd and Gamma Construction Ltd. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland, a Fellow of the Mauritius Institute of Directors, a Member of the Mauritius Institute of Professional Accountants and a Member of the Institute of Directors (London).

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

9.
Savinilorna Payandi Pillay Ramen was appointed to our board of directors on September 15, 2023 and is one of our resident directors in Mauritius. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 20 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators, or ICSA), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts - Psychology from Southeastern Louisiana University, United States.
10.
Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com Group. He joined Trip.com Group as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Group Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Group Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com Group, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, May Yihong Wu and Aditya Tim Guleri and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audit of the financial statements of our company. Our audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•
annually reviewing the independence of our independent auditors;
•
reviewing and approving all related party transactions on an ongoing basis;
•
reviewing and discussing the annual audited financial statements with management and our independent auditors;
•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•
meeting separately and periodically with management and our independent auditors; and
•
reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, May Yihong Wu, James Jianzhang Liang and Jane Jie Sun. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•
reviewing the compensation plans, policies and programs adopted by the management;
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and
•
reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of Global Business License issued by the Financial Services Commission of Mauritius, is not required under Mauritius Companies Act to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•
authorizing dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and
•
approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these consolidated financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our Company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 20 and the consolidated statement of profit or loss and other comprehensive income is set out on page 22 of these consolidated financial statements.

Fees for financial statement audit and other services

The fees payable to statutory auditor (KPMG Mauritius) for the financial statement audit for the year amounted to USD 20,000 (2023: USD 18,000). Additionally, a fee of USD 3,250 (2023: USD 3,250) is payable to KPMG Mauritius for the issuance of a regulatory agreed upon procedure report.

Further, the fee for the audit and other services rendered by KPMG Assurance and Consulting Services LLP and its affiliates, including the subsidiaries, are as follows :

1.
Audit fee: USD 669,966 (2023: USD 603,156)
2.
Other services fee: USD 181,580 (2023: USD 81,357)

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2023 and 2024 are as follows:

(in ‘USD 000’)

	For the year ended March 31
Particulars	2023	2024
Total income	595,834	783,294
Total expenses	(572,230)	(718,080)
Finance income	10,974	24,365
Finance costs	(46,732)	3,307
Share of profit of equity -accounted investees	10	52
Income tax benefit	976	123,805
Profit (Loss) for the year	(11,168)	216,743

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Mauritius Companies Act requires the directors to prepare consolidated financial statements for each financial year, which present fairly the consolidated financial position, consolidated financial performance and the consolidated cash flows of the Company. The directors are also responsible for keeping accounting records which:

•
correctly record and explain the transactions of the Company;
•
disclose with reasonable accuracy at any time the financial position of the Company; and
•
would enable them to ensure that the consolidated financial statements are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Company and its subsidiaries' ability to continue as going concern and have no reason to believe that the businesses will not be going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the members of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2024.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: July 02, 2024

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Group), which comprise the consolidated statement of financial position as at 31 March 2024 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policies and other explanatory information, as set out on pages 21 to 96.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at 31 March 2024, and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Recoverability of deferred tax assets Refer to note 20
Key audit matter	How the matter was addressed in our audit

As disclosed in note 20 to the consolidated financial statements, the Group has recognised deferred tax assets amounting to USD 129,317 thousands as at 31 March 2024.

Further, as disclosed in note 3(n) to the consolidated financial statements, the Group recognises deferred tax assets for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised.

We have identified the evaluation of the recoverability of deferred tax assets as a key audit matter.

Subjective auditor judgement was required to assess the adjusted margin growth rate and earnings before interest, tax, depreciation and amortisation (EBITDA) margin assumptions used to forecast the future taxable profits due to the inherent uncertainty associated with the future outcome of operations underlying these assumptions.

The following are the primary procedures we performed to address this key audit matter:

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We evaluated the design and implementation and tested the operating effectiveness of internal controls over the Group’s process for assessing the recoverability of deferred tax assets. This included controls related to the determination of the adjusted margin growth rate and EBITDA margin assumptions used to forecast future taxable profits.

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We performed a sensitivity analysis over the adjusted margin growth rate and EBITDA margin assumptions to evaluate the impact of changes on the recoverability of deferred tax assets.

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We compared the Group’s historical forecasted adjusted margin growth rate and the EBITDA margin with the actual results to assess the Group's ability to accurately forecast. We assessed the reasonableness of the inputs into the EBITDA margin assumption by comparing to historical experience.

•
We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of management’s adjusted margin growth rate and EBITDA margin by comparing them with the industry trends.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the consolidated financial statements and our auditors' report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Use of our Report

This report is made solely to the Group's shareholders as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Group’s shareholders as a body, those matters that we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Report on other legal and regulatory requirements

Mauritius Companies Act

We have no relationship with or interests in the Group other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Group as far as it appears from our examination of those records.

KPMG Ebene, Mauritius Date: 03 July 2024	Christo Smith Licensed by FRC

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2023	2024
Assets
Property, plant and equipment	18	25,380	25,895
Intangible assets and goodwill	19	628,974	613,386
Trade and other receivables	21	6,179	7,696
Investment in equity-accounted investees	8	2,070	2,022
Other investments	9	1,268	1,361
Term deposits	23	5,618	966
Non-current tax assets		18,373	22,071
Deferred tax assets, net	20	—	129,317
Other non-current assets	25	53	85
Total non-current assets		687,915	802,799
Inventories		25	218
Contract assets	10	—	253
Current tax assets		—	4,947
Trade and other receivables	21	68,847	91,950
Term deposits	23	197,056	279,722
Other current assets	24	121,964	153,123
Cash and cash equivalents	22	284,018	327,065
Total current assets		671,910	857,278
Total assets		1,359,825	1,660,077
Equity
Share capital	26	53	55
Share premium	26	2,057,362	2,161,217
Other components of equity	26	40,137	(29,899)
Accumulated deficit		(1,227,986)	(1,020,518)
Total equity attributable to owners of the Company		869,566	1,110,855
Non-controlling interests		6,490	5,563
Total equity		876,056	1,116,418
Liabilities
Loans and borrowings	28	15,650	216,818
Employee benefits	32	8,886	11,662
Contract liabilities	10	163	408
Deferred tax liabilities, net	20	822	4,754
Other non-current liabilities	30	4,590	12,443
Total non-current liabilities		30,111	246,085
Loans and borrowings	28	219,514	4,806
Trade and other payables	31	89,780	118,548
Contract liabilities	10	75,206	92,958
Other current liabilities	29	69,158	81,262
Total current liabilities		453,658	297,574
Total liabilities		483,769	543,659
Total equity and liabilities		1,359,825	1,660,077

These consolidated financial statements have been approved by the Board of Directors on July 02, 2024 and signed in its behalf by:

/s/Rajesh Magow	/s/Savinilorna Payandi Pillay Ramen
Rajesh Magow Director	Savinilorna Payandi Pillay Ramen Director

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2022	2023	2024
Revenue
Air ticketing		88,712	147,793	201,246
Hotels and packages		157,267	337,686	435,542
Bus ticketing		39,896	74,873	92,693
Other revenue	11	18,047	32,684	53,043
Total revenue		303,922	593,036	782,524
Other income	12	3,490	2,798	770
Service cost
Procurement cost of hotels and packages services		54,760	168,387	210,357
Other cost of providing services		3,990	9,180	4,732
Personnel expenses	13	116,924	131,968	147,587
Marketing and sales promotion expenses		51,033	101,601	123,304
Other operating expenses	14	81,575	133,698	204,833
Depreciation, amortization and impairment	15	29,496	27,396	27,267
Results from operating activities		(30,366)	23,604	65,214
Finance income	16	9,984	10,974	24,365
Finance costs	16	26,326	46,732	(3,307)
Net finance income (costs)		(16,342)	(35,758)	27,672
Share of profit of equity-accounted investees	8	34	10	52
Profit (loss) before tax		(46,674)	(12,144)	92,938
Income tax benefit	17	1,107	976	123,805
Profit (loss) for the year		(45,567)	(11,168)	216,743
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability		(426)	468	(964)
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value		33,543	—	—
		33,117	468	(964)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(18,943)	(48,879)	(9,862)
		(18,943)	(48,879)	(9,862)
Other comprehensive income (loss) for the year, net of tax		14,174	(48,411)	(10,826)
Total comprehensive income (loss) for the year		(31,393)	(59,579)	205,917
Profit (loss) attributable to:
Owners of the Company		(45,405)	(11,321)	216,801
Non-controlling interests		(162)	153	(58)
Profit (loss) for the year		(45,567)	(11,168)	216,743
Total comprehensive income (loss) attributable to:
Owners of the Company		(31,216)	(59,176)	206,059
Non-controlling interests		(177)	(403)	(142)
Total comprehensive income (loss) for the year		(31,393)	(59,579)	205,917
Earnings (loss) per share (in USD)
Basic	27	(0.42)	(0.10)	1.95
Diluted	27	(0.42)	(0.10)	1.74

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	—	—	(45,405)	(45,405)	(162)	(45,567)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(18,921)	—	(18,921)	(22)	(18,943)
Equity instruments at FVOCI - net change in fair value (refer note 9)	—	—	—	33,543	—	—	—	33,543	—	33,543
Remeasurement of defined benefit liability	—	—	—	—	—	—	(433)	(433)	7	(426)
Total other comprehensive income (loss)	—	—	—	33,543	—	(18,921)	(433)	14,189	(15)	14,174
Total comprehensive income (loss) for the year	—	—	—	33,543	—	(18,921)	(45,838)	(31,216)	(177)	(31,393)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	36,645	—	—	36,645	—	36,645
Issue of ordinary shares on exercise of share based awards	*	13,466	—	—	(13,430)	—	—	36	—	36
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(115)	—	115	—	—	—
Equity instruments at FVOCI - transfer to accumulated deficit (refer note 9)	—	—	—	(33,655)	—	—	33,655	—	—	—
Total contributions by owners	*	13,466	—	(33,655)	23,100	—	33,770	36,681	—	36,681
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(97)	1,246	1,149	(1,149)	—
Total transactions with owners of the Company	*	13,466	—	(33,655)	23,100	(97)	35,016	37,830	(1,149)	36,681

Balance as at March 31, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
*less than 1
# refer note 26

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2022	53	2,034,663	31,122	368	161,768	(119,684)	(1,214,156)	894,134	2,341	896,475
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	(11,321)	(11,321)	153	(11,168)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(48,322)	—	(48,322)	(557)	(48,879)
Remeasurement of defined benefit liability	—	—	—	—	—	—	467	467	1	468
Total other comprehensive income (loss)	—	—	—	—	—	(48,322)	467	(47,855)	(556)	(48,411)
Total comprehensive income (loss) for the year	—	—	—	—	—	(48,322)	(10,854)	(59,176)	(403)	(59,579)
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	35,617	—	—	35,617	26	35,643
Issue of ordinary shares on exercise of share based awards	*	22,699	—	—	(20,499)	—	—	2,200	—	2,200
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(50)	—	50	—	—	—
Total contributions by owners	*	22,699	—	—	15,068	—	50	37,817	26	37,843
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(218)	1,522	1,304	(1,304)	—
Acquisition of subsidiaries with non-controlling interest (refer note 7 (b) and 7 (c))	—	—	—	—	—	—	—	—	5,830	5,830
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (c))	—	—	—	—	—	—	(4,411)	(4,411)	—	(4,411)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c) and 34)	—	—	—	—	—	35	(137)	(102)	—	(102)
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(183)	(3,026)	(3,209)	4,526	1,317
Total transactions with owners of the Company	*	22,699	—	—	15,068	(183)	(2,976)	34,608	4,552	39,160

Balance as at March 31, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
*less than 1
# refer note 26

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurement of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiaries with non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interest (refer note 7 (c), 7 (d) and 34)	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interest in subsidiaries	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445

Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
# refer note 26

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2022	2023	2024
Cash flows from operating activities
Profit (loss) for the year	(45,567)	(11,168)	216,743
Adjustments for:
Depreciation	6,023	6,096	7,436
Amortization	23,335	21,150	19,809
Impairment of intangible assets	138	150	22
Impairment provision for non-financial assets	—	—	10,047
Intangible assets written off	17	—	982
Gain on discontinuation of equity accounted investments	(2,251)	(2,017)	—
Net gain on de-recognition of property, plant and equipment	(6)	(177)	(132)
Gain on lease modification	(417)	(100)	(12)
Net finance costs (income)	16,342	35,758	(27,672)
Share of profit of equity-accounted investees	(34)	(10)	(52)
Share based payment	36,645	35,643	36,963
Income tax benefit	(1,107)	(976)	(123,805)
	33,118	84,349	140,329
Changes in:
Inventories	29	(6)	(195)
Trade and other receivables and contract assets	(11,014)	(37,675)	(25,112)
Other assets	(28,820)	(51,035)	(42,455)
Trade and other payables and contract liabilities	26,535	42,675	42,524
Employee benefits	1,433	879	1,705
Other liabilities	(26,338)	(2,767)	18,608
Cash generated from (used in) operating activities	(5,057)	36,420	135,404
Income tax refunded (paid), net	11,258	(4,207)	(9,664)
Net cash generated from operating activities	6,201	32,213	125,740

Cash flows from investing activities
Interest received	7,389	8,184	21,935
Acquisition of property, plant and equipment	(3,099)	(7,489)	(5,904)
Acquisition of intangible assets	(9,812)	(9,412)	(6,920)
Proceeds from sale of property, plant and equipment	304	410	389
Redemption of term deposits	249,272	308,308	345,903
Investment in term deposits	(360,436)	(251,681)	(423,612)
Acquisition of subsidiary, net of cash acquired (refer note 7 (b), 7(c), 7(d))	—	(1,457)	(6,476)
Loan given to equity-accounted investee received back (refer note 37)	—	—	24
Proceeds from sale of other investment (refer note 9)	38,500	—	—
Proceeds from discontinuation of equity accounted investment (refer note 8 (a))	336	—	—
Acquisition of other securities measured at FVTPL	(58)	(87)	(11)
Income tax paid on term deposits	(203)	(148)	(918)
Net cash generated from (used in) investing activities	(77,807)	46,628	(75,590)

Cash flows from financing activities
Direct cost incurred/paid in relation to convertible notes	(554)	—	—
Acquisition of non-controlling interest (refer note 7(a))	(5,613)	(5,035)	(7,427)
Proceeds from issuance of shares on exercise of share based awards	36	2,200	5,995
Proceeds from bank loans (refer note 28)	1,169	2,168	2,114
Repayment of bank loans (refer note 28)	(479)	(749)	(1,009)
Payment of principal portion of lease liabilities (refer note 28)	(1,771)	(2,415)	(3,105)
Interest paid, including finance and other charges	(2,357)	(2,376)	(2,804)
Net cash used in financing activities	(9,569)	(6,207)	(6,236)
Net increase (decrease) in cash and cash equivalents	(81,175)	72,634	43,914
Cash and cash equivalents at beginning of the year	295,066	213,283	284,018
Effect of exchange rate fluctuations on cash held	(608)	(1,899)	(867)
Cash and cash equivalents at end of the year (refer note 22)	213,283	284,018	327,065

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements

(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through its subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq.

2)
BASIS OF ACCOUNTING

(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 02, 2024.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

•
equity securities at Fair Value through Other Comprehensive Income (FVOCI), financial assets at Fair Value Through Profit or Loss (FVTPL) and financial liabilities at Fair Value Through Profit or Loss (FVTPL).
•
net defined benefit (asset) liability measured at fair value of plan assets less the present value of the defined benefit obligation.

(c)
Functional and Presentation Currency

These consolidated financial statements are presented in U.S. Dollar (USD), which is the Parent Company’s functional currency. All amounts have been rounded to the nearest thousands, unless otherwise indicated.

The functional currency of subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

(d)
Use of Judgements and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is included in the following notes:

Note 8 – Equity-accounted investees: whether the Group has significant influence over an investee: The Group has a significant influence over another entity if it holds 20% or more of the voting power of the investee. In case the Group holds less than 20% of the voting power of the investees, then the Group applies judgement to determine its significant influence over the investee.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(d)
Use of Judgements and Estimates – (Continued)
i)
Judgements - (Continued)

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative standalone selling prices and considering breakages. Judgement is required to determine the standalone selling price for each distinct performance obligation.

Note 10 - Recognition of revenue on gross/net basis: Recognition of revenue from customers on gross/net basis requires judgement based on the underlying travel services provided.

Note 17 and 20 – Income taxes: Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further, the Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events.

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of the goodwill and other assets.

Note 19 – Technology related development cost: The Group capitalizes technology related development costs. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed.

Note 28 – Convertible Notes: The Group has applied its judgement in determining the expected future life of the instrument.

Note 36 – Lease term: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group makes a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2024 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Note 14 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisers assess the likelihood that a pending claim will succeed. The Group has recognised liabilities based on whether additional amounts will be payable and has included contingent liabilities where economic outflows are considered possible but not probable.

Note 17 and 20 – Deferred taxes: In assessing the realizability of deferred tax assets, management considers availability of future taxable profits against which deductible temporary differences and tax losses carried forward can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Note 18 - Useful life and residual value of tangible assets: The useful lives and residual value of Group's tangible assets are determined by management at the time the asset is acquired based on historical experience, industry practice, technological developments and other factors. However, economic conditions are unpredictable and they may significantly impact the useful lives.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(d)
Use of Judgements and Estimates – (Continued)
ii)
Assumptions and estimation uncertainties - (Continued)

Note 19 - Useful life of intangible assets: The useful lives of Group's intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) margins, long-term growth rates, terminal growth, adjusted margin growth rate and discount rates to reflect the risks involved.

Note 24 – Impairment and Recoverability of Advances to suppliers: In calculating the recoverability of the advances to suppliers, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the continuous operations of our suppliers, security of the advances and utilization in the future period to reflect the risks involved.

Note 32 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans and compensated absences along with the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases, withdrawal rates and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Note 33 – Share based payments: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Note 34 – Measurement of Expected Credit Loss (“ECL”) allowance for trade receivables and contract assets: The Group has considered current and anticipated future economic conditions relating to the countries where it operates. In calculating expected credit loss, the Group has also considered other related credit information for its customers to estimate the probability of default and delay in future. Moreover, trade receivables are provided and written off on a case-to-case basis if deemed not to be collectible on the assessment of the underlying facts and circumstances.

(e)
Current/non-current classification

All assets and liabilities are classified into current and non-current.

Assets

An asset is classified as current when it satisfies any of the following criteria:

a)
it is expected to be realised in, or is intended for sale or consumption in, the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is expected to be realised within 12 months after the reporting date; or
d)
it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Current assets include the current portion of non-current assets.

All other assets are classified as non-current.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(e)
Current/non-current classification – (Continued)

Liabilities

A liability is classified as current when it satisfies any of the following criteria:

a)
it is expected to be settled in the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is due to be settled within 12 months after the reporting date; or
d)
the company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current liabilities include current portion of non-current liabilities.

All other liabilities are classified as non-current.

Operating cycle

Operating cycle is the time between the acquisition of assets for processing/servicing, and their realisation in cash or cash equivalents.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

The Group has applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after April 1, 2023 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Changes in material accounting policies

Deferred tax related to assets and liabilities arising from a single transaction

The Group has adopted deferred tax related to assets and liabilities arising from a Single Transaction (Amendments to IAS 12) from April 1, 2023. The amendments narrows the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases. For leases an entity is required to recognise the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For other transactions, an entity shall apply the amendments to transactions that occur on or after the beginning of the earliest period presented.

The Group previously accounted for the deferred tax on leases by applying the integrally linked approach resulting in a similar outcome as under the amendments, except that the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its rights-of-use assets. There was no impact on the opening retained earnings as at April 1, 2022 as a result of the change. There was no impact on the consolidated statement of financial position because the balances qualify for offset under IAS 12. The key impact for the Group relates to disclosure of the deferred tax assets and liabilities recognised.

Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments had no impact on the Group’s consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2

The Group adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from April 1, 2023. The amendment requires the disclosure of ‘material’ rather than ‘significant’ accounting policies.

The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the consolidated financial statements.

The amendments had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the below section. Management has reviewed the accounting policies and made updates to the information disclosed in below material accounting policies (March 31, 2023: Significant accounting policies) in certain instances in line with the amendments.

(a)
Basis of Consolidation

i)
Subsidiaries

The Group consolidates entities which Parent Company controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(a)
Basis of Consolidation – (Continued)

ii)
Investment in Equity- Accounted Investees

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation of its liabilities.

Interests in associates and joint venture are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence or joint control commences until the date on which significant influence or joint control ceases.

iii)
Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When the Group loses control over a subsidiary, it derecognizes assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in the profit or loss. Any retained interest in the former subsidiary is remeasured at fair value when control is lost.

Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Acquisition of some or all of the non-controlling interests is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the non-controlling interests is recorded as an adjustment to retained earnings that is attributable to the Parent Company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

iv)
Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(b)
Business Combinations

The Group accounts for business combinations using the acquisition method as at the acquisition date when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(c)
Foreign Currency

i)
Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance costs in profit or loss, except for the differences on investment in equity securities designated at FVOCI wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (OCI) (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)
Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rates applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments

i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

ii)
Classification and subsequent measurement – (Continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest – (Continued)

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Where the Group has written put option over non-controlling interest, a put option liability is recorded as financial liability. The Group considers whether the ownership risks and rewards of the shares relating to the put option remains with non-controlling interest or is transferred to the Group. At the time of initial recognition, equity is debited in case ownership risks and rewards of the shares relating to put option remains with the non-controlling interest. However, where the ownership risks and rewards of the shares relating to put option have been transferred to the Group, non-controlling interest is adjusted up to the balance of financial liability and differential is debited to equity. The Group has opted to carry the put option liability at fair value. Subsequent to initial recognition, the Group has chosen an accounting policy to recognise changes in the carrying amount of the put option liability within equity.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

iii)
Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

Derivative financial instruments

The Company has written a put option to promoter of associate for acquisition of additional shares at a future date. On initial recognition, a liability is created in respect of acquisition of these additional shares and is measured at fair value with corresponding debit to investment in associate. Subsequent to initial recognition, derivatives are remeasured at fair value, and changes therein are recognised in profit and loss.

iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity net of any tax effects.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

vi)
Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes) and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to the financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

(e)
Property, Plant and Equipment

i)
Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)
Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the entity and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)
Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(e)
Property, Plant and Equipment – (Continued)

iii)
Depreciation – (Continued)

The estimated useful lives of assets for the current and comparable period are as follows:

• Computers	3-6 years
• Furniture and fixtures	5-6 years
• Office equipment	1-7 years
• Motor vehicles	3-7 years
• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives of the leasehold improvements, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(f)
Intangible Assets and Goodwill

i)
Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)
Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the employee costs and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

iii)
Other Intangible Assets

Other intangible assets mainly comprise intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination and software that are acquired by the Group.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(f)
Intangible Assets and Goodwill - (Continued)

iv)
Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)
Amortization

Amortization of intangible assets, other than goodwill, is calculated over the cost of the intangible assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative period are as follows:

• Technology related development costs	2-5 years
• Software	3-5 years
• Customer – related intangible assets (Customer Relationship)	7-10 years
• Contract – related intangible assets (Non-Compete)	5-6 years
• Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
• Others	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(g)
Impairment

i)
Non-derivative financial assets

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•
financial assets measured at amortised cost;
•
debt investments measured at FVOCI; and
•
contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•
debt securities that are determined to have low credit risk at the reporting date; and
•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(g)
Impairment – (Continued)
i)
Non-derivative financial assets – (Continued)

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•
the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•
the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is recognised in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)
Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(g)
Impairment – (Continued)
ii)
Non-financial assets – (Continued)

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)
Employee Benefits
i)
Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit and loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

iii)
Other long-term employee benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3) MATERIAL ACCOUNTING POLICIES – (Continued)

(h)
Employee Benefits - (Continued)

iv)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)
Share based payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(i)
Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(j)
Revenue from contracts with customers

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned and convenience fees is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

Income from hotel reservations including commission earned and convenience fees is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on the Company’s platforms.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and brand alliance fees is recognized as the services are performed as per the terms of the contracts with respective supplier.

Income from sale of rail tickets, including convenience fees earned from the traveler is recognized on a net basis as an agent on the date of booking as the performance obligation is satisfied by the Group on the date of booking by the traveler.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices and considering breakages. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire, whichever is earlier.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer in these services.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(k)
Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta search and travel research websites and any other media cost such as public relations and sponsorships. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(l)
Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the lease commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(l)
Leases – (Continued)

Lease payments included in the measurement of the lease liability comprise the following:

•
fixed payments, including in-substance fixed payments;
•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•
amounts expected to be payable under a residual value guarantee; and
•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortised cost using the effective interest method.

Lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Further, where a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Where the scope of the lease is decreased, corresponding impact is made on the carrying amount of the related right-of-use asset to reflect the partial or full termination of the lease for lease modifications and gain or loss relating to the partial or full termination of the lease recognised in statement of profit or loss. Where the scope of the lease is not decreased, corresponding adjustment is made to the related right-of-use asset with no impact on consolidated statement of profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and ‘lease liabilities’ in loans and borrowings in the consolidated statement of financial position.

(m)
Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial asset.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial asset/liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortised cost of the financial liability.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(n)
Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences, arising on the initial recognition of the goodwill and differences relating to investments in subsidiaries, associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(o)
Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares and convertible notes).

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(p)
Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Executive Chairman (till March 31, 2022), Group Chief Executive Officer and Group Chief Financial Officer, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey. For the purposes of the CODM review, Adjusted Margin, the measure of segment profitability (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/common expenses.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments, as these are not reviewed by the CODM.

(q)
Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit.

(r)
Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(s)
New Accounting Standards Issued But Not Yet Adopted

Amendment to IAS 1

On January 23, 2020, the International Accounting Standards Board (IASB) has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2024. The Group has evaluated these amendments and there will be no impact on its consolidated financial statements.

Amendment to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2025. The Group is currently evaluating the impact of amendments to IAS 21 on its consolidated financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable to the Group for annual reporting periods beginning on April 1, 2027. The Group is currently evaluating the impact of IFRS 18 on its consolidated financial statements.

Amendment to IFRS 9 and IFRS 7

On May 30, 2024, IASB has issued below amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. This amendment provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designed at fair value through other comprehensive income. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The Group is currently evaluating the impact of amendments to IFRS 9 and IFRS 7 on its consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of external independent valuers, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The finance team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

–
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
–
Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–
Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability falls into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The assumptions made in measuring fair values are given below. When applicable, further information about the assumptions made in measuring fair values is disclosed in the notes specific to that asset or liability.

a)
Property, Plant and Equipment

The fair value of items of property, plant and equipment acquired in business combination is based on the cost approaches using the quoted market prices for similar items when available or depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)
Intangible Assets

The fair value of trade mark and brand acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trade mark/brand being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES – (Continued)
c)
Non- Derivative Financial Liabilities

Fair values are calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate and Monte Carlo simulation valuation model.

d)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan is measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)
Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

f)
Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)
FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation. The objective of Group is to ensure liquidity which is sufficient to meet Group operational requirements in short-term and long-term.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, commission receivable from bus operators, incentives due from the airlines and its Global Distribution System (GDS) providers. Trade receivables are usually due within 30-90 days from the date of invoicing. The Group has not experienced any significant default in recovery from such customers and counterparties. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, expected realizability and nature of customers. The objective behind credit risk management is to reduce the Group’s losses which could follow from customers’ insolvency.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

5)
FINANCIAL RISK MANAGEMENT– (Continued)

Credit Risk - (Continued)

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

a)
Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR), USD and Emirati Dirham (AED). The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

b)
Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)
OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Executive Chairman (till March 31, 2022), Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Adjusted Margin from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.
Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.
2.
Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. The revenue related to airline tickets and other services issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.
3.
Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, car bookings, arranging foreign currency and other travel related ancillary services. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

6)
OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments			Total
Particulars	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024
Consolidated revenue	88,712	147,793	201,246	157,267	337,686	435,542	39,896	74,873	92,693	18,047	32,684	53,043	303,922	593,036	782,524
Add: Customer inducement costs recorded as a reduction of revenue*	67,090	135,338	116,423	41,545	90,487	123,695	1,814	8,025	9,432	798	1,902	440	111,247	235,752	249,990
Less: Service cost	311	3,078	—	54,760	168,387	210,357	3,397	5,596	—	282	506	4,732	58,750	177,567	215,089
Adjusted Margin	155,491	280,053	317,669	144,052	259,786	348,880	38,313	77,302	102,125	18,563	34,080	48,751	356,419	651,221	817,425
Other income													3,490	2,798	770
Personnel expenses													(116,924)	(131,968)	(147,587)
Marketing and sales promotion expenses													(51,033)	(101,601)	(123,304)
Customer inducement costs recorded as a reduction of revenue*													(111,247)	(235,752)	(249,990)
Other operating expenses													(81,575)	(133,698)	(204,833)
Depreciation, amortization and impairment													(29,496)	(27,396)	(27,267)
Finance income													9,984	10,974	24,365
Finance costs													(26,326)	(46,732)	3,307
Share of profit of equity-accounted investees													34	10	52
Profit (loss) before tax													(46,674)	(12,144)	92,938

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and reducing service cost.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

6)
OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting the geographical information, revenue is based on the geographical location of customers and assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2022	2023	2024	2023	2024
India	298,245	564,284	739,652	663,857	656,154
United States	69	195	324	299	221
South East Asia	2,221	11,201	14,210	4,503	4,325
Europe	18	1,337	3,374	—	—
Others	3,369	16,019	24,964	4,121	737
Total	303,922	593,036	782,524	672,780	661,437

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)
BUSINESS COMBINATIONS
a)
Acquisition of Quest 2 Travel.com India Private Limited

The Group, on April 30, 2019, acquired one of its Indian subsidiary, Quest2Travel.com India Private Limited (‘Q2T’) by acquiring 51% of the controlling stake. As part of share purchase agreement, the Group had agreed to acquire the remaining 49% shares of Q2T from the then existing shareholders in cash for an estimated additional consideration of USD 14,550, which represented its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period. The financial liability in respect of acquisition of these remaining shares had been originally recognized with corresponding debit to accumulated deficit on the date of acquisition of controlling stake in Q2T. Pursuant to this, the Group had acquired 32.66% of the non-controlling interest till March 31, 2023.

During the year ended March 31, 2024, the Group acquired remaining 16.34% (March 31, 2023: 16.33%) interest from holders of non-controlling interest in Q2T, for a total consideration of USD 7,427 (including additional consideration of USD 2,409) (March 31, 2023: USD 5,035). Further, the Group has recognised a decrease in non-controlling interest of USD 1,762 (March 31, 2023: USD 1,304) with a corresponding decrease in accumulated deficit by USD 1,991 (March 31, 2023: USD 1,522) and increase in foreign exchange translation reserve by USD 229 (March 31, 2023: USD 218). As a result of this transaction, Q2T has become a wholly owned subsidiary of the Group with effect from September 8, 2023.

(b)
Acquisition of Book My Forex Private Limited

On April 5, 2022, the Group through one of its Indian subsidiaries, acquired 51% voting equity stake in Book My Forex Private Limited ('BMF'), a leading online foreign currency exchange service provider in India. This business acquisition was executed by entering into a Share Purchase Agreement (‘SPA’) for a cash consideration of USD 7,711.

This acquisition would help the Group in enhancing the foreign exchange options provided particularly to its outbound travelling customers.

The operations of BMF had been consolidated in the financial statements of the Group from April 5, 2022. During the year ended March 31, 2023, BMF contributed revenue of USD 835 and loss of USD 1,243 to the Group’s results.

The purchase price of the acquisition, net of USD 7,000 cash and cash equivalents acquired was USD 711.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(b)
Acquisition of Book My Forex Private Limited – (Continued)

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of BMF were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	207
Intangible assets*	561
Other non-current assets	745
Current assets and liabilities, net (including cash and cash equivalents of USD 7,000)	7,160
Other non-current liabilities	(229)
Deferred tax liabilities	(140)
Total identifiable net assets acquired	8,304
Non-controlling interest (49%)	(4,069)
Goodwill	3,476
Total purchase price	7,711

* Intangible assets primarily include brand/trade mark and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 185, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of BMF’s work force. Goodwill is not expected to be deductible for income tax purposes.

(c) Acquisition of Simplotel Technologies Private Limited

On September 28, 2022, in addition to its existing equity interest, the Group, through one of its Indian subsidiaries acquired additional voting equity interest in Simplotel Technologies Private Limited ("Simplotel") resulting in 69.6% voting equity stake in Simplotel, a company engaged in building websites and booking technology for hotels. This business acquisition was conducted by entering into the Share Subscription and Purchase Agreement ('SSPA') for a cash consideration of USD 3,905 for acquisition of the additional equity interest.

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for hotel suppliers ecosystem.

The operations of Simplotel had been consolidated in the financial statements of the Group from September 28, 2022. In the year ended March 31, 2023, Simplotel contributed revenue of USD 717 and profit of USD 117 to the Group’s results.

If the acquisition had occurred on April 1, 2022, management estimates that consolidated revenue would have been USD 593,720 and consolidated loss for the year ended March 31, 2023 would have been USD 11,007. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2022.

The purchase price of the acquisition, net of USD 3,159 cash and cash equivalents acquired was USD 4,280, including fair value of existing equity interest valued at USD 3,534.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Simplotel were recorded at their fair value at the date of acquisition.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(c)
Acquisition of Simplotel Technologies Private Limited – (Continued)

Identifiable assets acquired and liabilities assumed - (Continued)

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	26
Intangible assets*	801
Other non-current assets	219
Current assets and liabilities, net (including cash and cash equivalents of USD 3,159)	3,139
Other non- current liabilities	(67)
Total identifiable net assets acquired	4,118
Non-controlling interest (30.4%) #	(1,761)
Goodwill	5,082
Total purchase price	7,439

* Intangible assets primarily include brand/trade mark and technology related development cost.

# Includes USD 509 towards liability for ESOPs as per Simplotel Plan 2015.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 119, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Simplotel’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholders' Agreement (SHA), on completion of three years from the date of acquisition, the promoter (as defined in aforesaid SSPA) of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares has been recognized with corresponding debit to accumulated deficit in the consolidated statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 4,711 as at March 31, 2024.

(d) Acquisition of Savaari Car Rentals Private Limited

On December 1, 2023 the Group through one of its Indian subsidiaries acquired 66% equity voting stake in Savaari Car Rentals Private Limited ("Savaari"), a company engaged in the business of providing chauffer driven intercity, local rental and airport transfers car hire services. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 6,845.

This investment was accounted for under IAS 28 "Investments in Associates and Joint Ventures" using the equity accounted method, as the Company had joint control over Savaari.

On January 17, 2024, the Group has signed an addendum with one of the founders of Savaari to amend the shareholders' agreement entered on December 1, 2023. As a result, the Group has, from the date of such addendum, gained control over Savaari and it has become a subsidiary of the Group. Through this acquisition, the Group aims to scale up its supply chain for outstation and local car hire services.

The operations of Savaari have been consolidated in the financial statements of the Group and for the year ended March 31, 2024, Savaari contributed revenue of USD 5,404 and profit of USD 68 to the Group’s results.

If the acquisition had occurred on April 1, 2023, management estimates that for the year ended March 31, 2024, consolidated revenue would have been USD 795,130 and consolidated profit would have been USD 216,935. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2023.

The purchase price of the acquisition, net of USD 369 cash and cash equivalents acquired was USD 6,476.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7)
BUSINESS COMBINATION – (Continued)
(d)
Acquisition of Savaari Car Rentals Private Limited – (Continued)

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Savaari were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	142
Intangible assets*	759
Other non-current assets	176
Current assets and liabilities, net (including cash and cash equivalents of USD 369)	697
Other non-current liabilities	(155)
Deferred tax liabilities, net	(152)
Total identifiable net assets acquired	1,467
Non-controlling interest (34%) #	(950)
Goodwill	6,328
Total purchase price	6,845

* Intangible assets primarily include identifiable brand/trade mark and technology related development cost.

# Includes USD 451 towards liability for ESOPs as per Savaari Plan 2013.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 101, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Savaari’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholders' Agreement (SHA), the founders (as defined in aforesaid SHA) of Savaari shall have the right but not the obligation to sell their shares held in Savaari to the Company as follows - one third of the shares on completion of three years from the date the investment and all the shares on completion of five years from the date of investment. The consideration will be based on valuation linked to future revenue and profitability of Savaari. Further, the Company shall have the right, but not the obligation, to call each of the Founders to transfer 100% of their holding in the Savaari at the agreed floor valuation in case certain performance parameters are not met by Savaari for two consecutive quarters. Till the date of the addendum, a derivative liability of USD 5,199 in respect of acquisition of these additional shares was recorded. Subsequent to the addendum, since the Group has obtained control over Savaari, consequently it has derecognised the derivative liability, discontinued equity method of accounting and a financial liability of USD 7,311 in respect of acquisition of these aforesaid mentioned shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 7,727 as at March 31, 2024.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

8)
INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial equity-accounted investees. The following table analyses, in aggregate, the carrying amount of interests and share of profit (loss) and other comprehensive income in these associates and joint venture.

	As at March 31
Particulars	2023	2024
Carrying amount of interests in associates	2,070	2,022

	For the year ended March 31
Particulars	2022	2023	2024
Company's share of profit (loss) in associates	34	10	(23)
Company's share of profit in joint venture	—	—	75
Company's share of other comprehensive income in associates	—	—	—
Company's share of other comprehensive income in joint venture	—	—	—
Company's share of total comprehensive income (loss)	34	10	52

a)
Inspirock, Inc. ("Inspirock")

In October 2021, Inspirock, Inc. (equity accounted investee of the Company), with the requisite consent of its shareholders (including the Company), was acquired by Klarna Holding Plc. As a result of this transaction, the Company had received a total net consideration of USD 3,865 (net of expenses: USD 24), partly in form of cash of USD 453 (including amount of USD 117 held in escrow account) and USD 3,412 in form of equity shares of Klarna Holding Plc (the company acquiring Inspirock) (refer note 9), in lieu of its shareholding in Inspirock. As a result, Inspirock had ceased to be an associate of the Company and accordingly, the equity method accounting had been discontinued and the investment in Klarna Holding Plc, is now being carried and accounted for as an equity investment at FVTPL under IFRS 9 ‘Financial Instruments’. The Company had recognised a gain of USD 2,251 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting of investment in Inspirock in the year ended March 31, 2022.

b)
Simplotel Technologies Private Limited

As at September 28, 2022 the Company had equity interest in Simplotel of 41.94% with a carrying amount of USD 1,517. On that date, the Group through one of its Indian subsidiaries acquired additional equity interest in Simplotel, resulting in controlling equity stake (refer note 7 (c)). As a result, Simplotel has ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 2,017 in the statement of profit or loss and other comprehensive income, on account of discontinuation of equity method of accounting in the year ended March 31, 2023.

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2023	2024
Financial assets measured at FVOCI
- Equity securities (unlisted)	452	452

Financial assets measured at FVTPL
- Equity securities (unlisted) (refer note 8 (a))	591	591
- Other securities	149	242

Financial assets measured at amortised cost
- Other securities	76	76
Total	1,268	1,361

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

9)
OTHER INVESTMENTS – (Continued)

In August 2011, the Company had invested USD 4,825 and acquired 19.98% equity interest in Le Travenues Technology Private Limited (‘Ixigo’), which owns and operates www.ixigo.com, an online travel booking platform. The investment had been classified and measured at fair value through other comprehensive income. During the year ended March 31, 2022, the Company had sold its entire stake in Ixigo for a cash consideration of USD 38,500 which represents its fair value on the date of disposal. The Company had recorded a gain of USD 33,543 in ‘other comprehensive income’ in the year ended March 31, 2022. Transaction related costs of USD 624 had been recorded in the statement of profit or loss and other comprehensive income.

Pursuant to above, the Company had transferred cumulative gain of USD 33,655 from ‘fair value reserve’ to ‘accumulated deficit’ within the equity attributable to the owners of the Company during the year ended March 31, 2022.

The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 34.

10)
REVENUE

The Group's main revenue streams are air ticketing, hotel and packages and bus ticketing. Other revenue includes other travel services related to car and rail bookings, ancillary revenue and marketing alliances.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group's revenues and cash flows are affected by industry, market and other factors. (refer note 6)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2023	2024
Receivables, which are included in ‘Trade and other receivables’	61,699	83,116
Contract assets	—	253
Contract liabilities	75,369	93,366

Non-current	163	408
Current	75,206	92,958
Total contract liabilities	75,369	93,366

The contract assets primarily relate to the Company’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveller when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers as per the contractual terms.

Changes in contract assets are as follows:

	As at March 31
	2023	2024
Balance at the beginning of the year	—	—
Revenue recognised during the year	706	28,628
Invoices raised during the year	(706)	(28,373)
Translation exchange difference	—	(2)
Balance at the end of the year	—	253

The contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future, which is deferred.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

10)
REVENUE – (Continued)

B. Contract balances - (Continued)

As at March 31, 2023, USD 73,850 (March 31, 2022: USD 51,900) of advance consideration received from customers for travel bookings was reported within contract liabilities, of which USD 63,686 (March 31, 2023: USD 42,462) was applied to revenue and USD 7,509 (March 31, 2023: USD 5,171) was refunded to customers during the year ended March 31, 2024. As at March 31, 2024, the related balance was USD 90,931, which is expected to be utilized within a period of one year.

As at March 31, 2023, USD 1,519 (March 31, 2022: USD 1,338) of consideration allocated to customer loyalty programs, franchisee fees and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, of which USD 920 (March 31, 2023: USD 1,177) was applied to revenue and USD Nil (March 31, 2023: Nil) was refunded to customers during the year ended March 31, 2024. As at March 31, 2024, the related balance was USD 2,027, which is expected to be utilized within a period of one year.

11)
OTHER REVENUE

	For the year ended March 31
Particulars	2022	2023	2024
Other travel services - car and rail booking	4,360	7,503	18,608
Marketing alliances - advertising and brand alliance	10,041	18,007	18,595
Ancillary services	2,923	5,925	14,258
Miscellaneous revenue	723	1,249	1,582
Total	18,047	32,684	53,043

Note: During the year ended March 31, 2023, the Group regrouped certain items of revenue presented under ‘Other revenue’ to reflect more appropriately the classification of such revenue earned. Comparative amounts have also been regrouped on same basis for consistency.

12)
OTHER INCOME

	For the year ended March 31
Particulars	2022	2023	2024
Government grant received	525	117	356
Gain on discontinuation of equity accounted investment (refer note 8 (a) and (b))	2,251	2,017	—
Gain on lease modification	417	100	12
Excess provision written back	272	344	125
Net gain on de-recognition of property, plant and equipment	6	177	132
Others	19	43	145
Total	3,490	2,798	770

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

13)
PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2022	2023	2024
Wages, salaries and other employees benefits	73,654	86,868	100,222
Contributions to defined contribution plans	3,558	4,145	4,931
Expenses related to defined benefit plans (refer note 32)	1,389	1,516	1,354
Equity-settled share based payment (refer note 33)	36,645	35,643	36,963
Employee welfare expenses	1,678	3,796	4,117
Total	116,924	131,968	147,587

14)
OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2022	2023	2024
Payment gateway and other charges	28,635	57,847	69,415
Outsourcing expenses	12,827	23,338	27,268
Website hosting charges	14,088	20,558	24,215
Travelling and conveyance	780	2,894	3,776
Communication	3,732	5,459	6,599
Technology and maintenance	4,224	5,605	7,411
Distribution costs#	—	—	40,045
Legal and professional	6,397	6,086	5,120
Provision for litigations*	4,700	—	—
Impairment provision for non-financial assets (refer note 24)	—	—	10,047
Intangible assets written off	17	—	982
Miscellaneous expenses	6,175	11,911	9,955
Total	81,575	133,698	204,833

# With effect from April 1, 2023, the Group has classified distribution costs as a component of “other operating expenses” from a component of “service cost”, which is in line with the manner in which the Company reviews its business performance and manage its operations. Corresponding previous years amounts have not been reclassified as the impact is considered to be immaterial.

* The Company had earlier provided for certain arbitral awards amounting to USD 39,204 while continuing to seek legal recourse in its dispute with former shareholders of Hotel Travel Group (HT). On February 15, 2022, the Company and former shareholders of HT have entered into a full and final settlement of all outstanding disputes including withdrawal of all proceedings for a settlement amount of USD 35,500 to be paid to the former shareholders of HT over a period of 18 months ended on September 1, 2023. The excess provision of USD 3,704 had been reversed.

15)
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2022	2023	2024
Depreciation	6,023	6,096	7,436
Amortization	23,335	21,150	19,809
Impairment of intangible assets	138	150	22
Total	29,496	27,396	27,267

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

16)
FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2022	2023	2024
Interest income on term deposits measured at amortised cost	6,618	9,703	23,594
Change in fair value of financial asset measured at FVTPL	4	—	57
Other interest income	3,362	1,271	714
Finance income	9,984	10,974	24,365

Interest expense on financial liabilities measured at amortised cost	13,744	15,067	15,966
Change in carrying value of financial liabilities measured at amortised cost	—	—	(30,578)
Change in fair value of financial liability measured at FVTPL	1,181	673	215
Change in fair value of financial asset measured at FVTPL	—	2,820	—
Net foreign exchange loss	8,218	25,636	7,600
Impairment loss on trade and other receivables	904	349	837
Interest expense on lease liabilities	1,569	1,554	1,783
Finance and other charges	710	633	870
Finance costs	26,326	46,732	(3,307)

Net finance income (costs) recognized in profit or loss	(16,342)	(35,758)	27,672

17)
INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2022	2023	2024
Current tax expense
Current period	(134)	(873)	(2,344)
Current tax expense	(134)	(873)	(2,344)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	3,484	(3,880)	9,148
Change in unrecognised temporary differences	(8,219)	(7,131)	4
Utilization of previously unrecognised tax losses	6,934	12,860	533
Recognition of previously unrecognized tax losses	—	—	118,253
Utilization/(reversal) of previously recognized tax losses	(958)	—	(1,789)
Deferred tax benefit (refer note 20)	1,241	1,849	126,149

Total	1,107	976	123,805

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

17)
INCOME TAX BENEFIT (EXPENSE) – (Continued)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2022			2023			2024
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(18,943)	—	(18,943)	(48,879)	—	(48,879)	(9,862)	—	(9,862)
Equity instruments at FVOCI - net change in fair value	33,543	—	33,543	—	—	—	—	—	—
Remeasurement of defined benefit liability	(426)	—	(426)	468	—	468	(1,212)	248	(964)
Total	14,174	—	14,174	(48,411)	—	(48,411)	(11,074)	248	(10,826)

Reconciliation of effective tax

	For the Year Ended March 31
Particulars	2022	2023	2024
Profit (loss) for the year	(45,567)	(11,168)	216,743
Income tax benefit	1,107	976	123,805
Profit (loss) before tax	(46,674)	(12,144)	92,938
Income tax benefit using the Company's domestic tax rate	6,999	1,822	(13,981)
Effect of tax rates in foreign jurisdictions	695	(3,191)	(9,608)
Non-deductible expenses	(3,392)	(2,662)	(420)
Tax exempt income	383	402	62
Change in estimates related to previous years	—	—	(482)
Utilization of previously unrecognised tax losses	6,934	12,860	533
Change in unrecognised temporary differences	—	—	4
Utilization/(reversal) of previously recognized tax losses	(958)	—	(1,789)
Current year losses for which no deferred tax asset was recognized	(1,328)	(1,656)	(1,389)
Recognition of previously unrecognised tax losses	—	—	118,253
Recognition of previously unrecognised temporary differences	(8,219)	(7,131)	33,057
Others	(7)	532	(435)
Income tax benefit	1,107	976	123,805

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2022	839	505	23,076	13,376	857	1,776	2,552	4,549	—	47,530
Acquisitions through business combination (refer note 7 (b) and 7 (c))	—	—	202	17	11	3	—	—	—	233
Additions/adjustments	—	—	7,530	2,616	275	85	2,648	1,846	19	15,019
Disposals/adjustments	—	—	(1,585)	(1,788)	(140)	(63)	(793)	(632)	—	(5,001)
Effect of movements in foreign exchange rates	(21)	(19)	(1,825)	(1,070)	(64)	(115)	(244)	(377)	—	(3,735)
Balance as at March 31, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Balance as at April 1, 2023	818	486	27,398	13,151	939	1,686	4,163	5,386	19	54,046
Acquisitions through business combination (refer note 7 (d))	—	—	109	23	4	6	—	—	—	142
Additions/adjustments	—	—	3,792	1,784	21	214	2,605	121	(19)	8,518
Disposals/adjustments	—	—	(10,407)	(2,772)	(32)	(169)	(575)	(3)	—	(13,958)
Effect of movements in foreign exchange rates	(50)	(24)	(353)	(180)	(21)	(33)	(75)	(79)	—	(815)
Balance as at March 31, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	-	47,933
Accumulated depreciation
Balance as at April 1, 2022	—	505	11,458	10,732	647	1,486	960	2,429	—	28,217
Depreciation for the year	—	—	3,220	1,363	116	132	814	451	—	6,096
Disposals/adjustments	—	—	(340)	(1,768)	(138)	(55)	(593)	(629)	—	(3,523)
Effect of movements in foreign exchange rates	—	(19)	(871)	(835)	(44)	(98)	(79)	(178)	—	(2,124)
Balance as at March 31, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Balance as at April 1, 2023	—	486	13,467	9,492	581	1,465	1,102	2,073	—	28,666
Depreciation for the year	—	—	3,767	1,432	93	142	1,218	784	—	7,436
Disposals/adjustments	—	—	(10,385)	(2,661)	(32)	(169)	(408)	(2)	—	(13,657)
Effect of movements in foreign exchange rates	—	(24)	(155)	(127)	(15)	(27)	(23)	(36)	—	(407)
Balance as at March 31, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Carrying amounts
As at April 1, 2022	839	—	11,618	2,644	210	290	1,592	2,120	—	19,313
As at March 31, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380
As at April 1, 2023	818	—	13,931	3,659	358	221	3,061	3,313	19	25,380
As at March 31, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895

Note: The Company has pledged certain property, plant and equipment against bank loans and various credit facilities (refer note 28).

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Cost	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2022	880,323	70,359	10,581	901	132,473	5,069	661	4,372	1,104,739
Acquisitions through business combination (refer note 7 (b) and 7 (c))	8,558	1,052	—	—	304	6	—	—	9,920
Additions/adjustments*	—	7,654	—	—	—	274	1,183	301	9,412
Disposals	—	(1,868)	—	—	—	(669)	—	—	(2,537)
Effect of movements in foreign exchange rates	(55,218)	(5,170)	(738)	(32)	(9,747)	(344)	(45)	(423)	(71,717)
Balance as at March 31, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Balance as at April 1, 2023	833,663	72,027	9,843	869	123,030	4,336	1,799	4,250	1,049,817
Acquisitions through business combination (refer note 7 (d))	6,328	499	—	—	248	12	—	—	7,087
Additions/adjustments*	—	6,769	—	—	—	369	1,087	(1,305)	6,920
Disposals	—	(4,177)	—	—	—	(1)	—	—	(4,178)
Effect of movements in foreign exchange rates	(7,946)	(928)	(122)	(8)	(1,589)	(51)	(45)	(178)	(10,867)
Balance as at March 31, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Accumulated amortization and impairment losses
Balance as at April 1, 2022	279,172	52,196	6,260	664	73,626	4,647	23	2,493	419,081
Amortization for the year	—	6,864	1,202	60	11,559	179	1,286	—	21,150
Impairment for the year	—	—	—	—	—	—	—	150	150
Disposals	—	(1,868)	—	—	—	(665)	—	—	(2,533)
Effect of movements in foreign exchange rates	(7,012)	(3,645)	(420)	(14)	(5,292)	(318)	(31)	(273)	(17,005)
Balance as at March 31, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Balance as at April 1, 2023	272,160	53,547	7,042	710	79,893	3,843	1,278	2,370	420,843
Amortization for the year	—	6,660	771	58	11,159	188	973	—	19,809
Impairment for the year	—	—	—	—	—	—	—	22	22
Disposals	—	(3,195)	—	—	—	(1)	—	—	(3,196)
Effect of movements in foreign exchange rates	—	(672)	(88)	(7)	(1,054)	(57)	(25)	(182)	(2,085)
Balance as at March 31, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Carrying amounts
As at April 1, 2022	601,151	18,163	4,321	237	58,847	422	638	1,879	685,658
As at March 31, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974
As at April 1, 2023	561,503	18,480	2,801	159	43,137	493	521	1,880	628,974
As at March 31, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386

* Represents addition of USD 6,455 (March 31, 2023: USD 8,882) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 7,760 (March 31, 2023: USD 8,581).

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment.

The allocation of goodwill to the CGUs is as follows:

	As at March 31
Particulars	2023	2024
Air ticketing	223,552	224,184
Hotels and packages	206,946	206,863
Bus ticketing	127,292	125,494
Other units without significant goodwill	3,713	3,344
Total	561,503	559,885

The recoverable amount of these CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGUs. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in the estimation of value are set out as below. The values assigned to the key assumptions represent management's assessment of future trends in the relevant industries and have been based on the historical data from both external and internal sources.

	Air ticketing		Hotels and packages		Bus ticketing
	As at March 31		As at March 31		As at March 31
Particulars	2023	2024	2023	2024	2023	2024
Discount rate (pre-tax)	19.5%	18.4%	19.8%	19.0%	19.7%	19.5%
Discount rate (post-tax)	17.2%	16.2%	17.2%	16.2%	17.2%	16.2%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%	4.0%	4.0%
Adjusted margin growth rate	12.0% - 23.1%	8.1% - 15.5%	8.1% - 25.4%	13.3% - 16.8%	12.0% - 22.8%	11.0% - 18.6%
EBITDA margin* (5 years)	4.7% - 11.3%	7.3% - 8.7%	14.1% - 20.4%	13.3% - 19.1%	14.5% - 18.9%	22.3% - 24.4%

* EBITDA margin is defined as Earnings before interest, tax, depreciation and amortization (EBITDA) as a percentage of adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks.

These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, Adjusted margin growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated Adjusted margin growth. Adjusted margin growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and EBITDA margin, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

Based on the above, no impairment was identified as at March 31, 2023 and March 31, 2024 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

During the year ended March 31, 2019, the Company acquired Bitla Software Private Limited ("Bitla"), a technology service provider to bus operators as wholly owned subsidiary through Redbus India Private Limited (formerly ibibo Group Private Limited). The Company had recognised goodwill on the date of acquisition of USD 6,304.

With effect from February 1, 2023, pursuant to the Scheme of Arrangement ("Scheme") between Redbus India Private Limited (formerly ibibo Group Private Limited) (“Ibibo India”) and MakeMyTrip (India) Private Limited (“MMT India”) approved by The National Company Law Tribunal, India, air ticketing and hotel business of Ibibo India has been transferred to MMT India and Ibibo India continues to run the remaining bus ticketing business, i.e. RedBus business in India.

After such transfer, the management now monitors operations and makes decisions for the combined Bus business of the Group and therefore had reorganized its reporting structure as well to align with the same. Consequently, the goodwill of Bitla having carrying value of USD 5,298 (as at February 1, 2023) was re-allocated to the Bus ticketing CGU and reassessed for impairment at the level of the Bus ticketing CGU. The Group tested goodwill for impairment immediately before and after the reorganisation and concluded that the recoverable amounts of CGUs exceeded their corresponding carrying amounts and therefore there was no impairment recognized.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2023	2024
Deductible temporary differences	40,735	461
Tax losses carry forwards	155,288	30,493
Total	196,023	30,954

During the years ended March 31, 2022, 2023 and 2024, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences mainly related to share based payments and employee benefits related to some entities of the Group, because it is not probable that future taxable profits will be available against which these items can be utilized. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2024 in the subsidiaries will expire at various dates ranging from 2025 to 2042 except for the tax losses and unabsorbed depreciation amounting to USD 4,299 (March 31, 2023: USD 18,119), which can be carried forward for an indefinite period.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2023*	2024	2023*	2024	2023*	2024
Particulars	Assets		Liabilities		Net
Property, plant and equipment	86	1,249	(3,467)	(3,062)	(3,381)	(1,813)
Intangible assets, excluding goodwill	—	—	(11,315)	(7,239)	(11,315)	(7,239)
Trade and other receivables	43	870	—	—	43	870
Other current assets	—	3,037	—	—	—	3,037
Convertible notes	—	—	(2,082)	(4,314)	(2,082)	(4,314)
Employee benefits	86	2,704	—	—	86	2,704
Other non-current liabilities	10	—	—	—	10	—
Other current liabilities	—	1,949	—	—	—	1,949
Lease liabilities	3,467	3,767	—	—	3,467	3,767
Tax loss carry forwards	12,350	99,953	—	—	12,350	99,953
Trade and other payables	—	1,825	—	—	—	1,825
Contract liabilities	—	240	—	—	—	240
Share based payments	—	23,627	—	—	—	23,627
Others	—	—	—	(43)	—	(43)
Deferred tax assets/ (liabilities) before set off	16,042	139,221	(16,864)	(14,658)	(822)	124,563
Set off	(16,042)	(9,904)	16,042	9,904	—	—
Net deferred tax assets/(liabilities)	—	129,317	(822)	(4,754)	(822)	124,563

* The Group has adopted Deferred tax related to assets and liabilities arising from a Single Transaction (Amendments to IAS 12) from April 1, 2023. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its rights-of-use assets. There was no impact on the opening accumulated deficit as at April 1, 2022 and April 1, 2023 as a result of the amendment (refer note 3).

As at 31 March 2024, no deferred tax liability was recognised on temporary difference of USD 4,956 related to investment in subsidiaries, as the Company controls the dividend policy of its subsidiary i.e. the Company controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES – (Continued)

The Company's business operations along with revenue, result from operating activities and profitability has consistently improved significantly during the years ended March 31, 2023 and March 31, 2024 post COVID-19 pandemic, coupled with Company's continued focus on optimizing costs by leveraging highly variable and more efficient fixed cost structure. As a result, the management revised its estimates of future taxable profits and recognised the tax effect of USD 601,200 of previously unrecognised tax losses and deductible temporary differences (tax impact: USD 151,310) because management considered it probable that future taxable profits would be available against which such losses can be used.

In March 2024, the Company filed a composite scheme of amalgamation and arrangement between subsidiaries of the Group, MakeMyTrip (India) Private Limited ("MMT India") and Redbus India Private Limited ("RB India") whereby RB India as an entity is proposed to be merged with MMT India with the appointed date of April 1, 2024, subject to necessary approval from the National Company Law Tribunal and other relevant regulatory authorities. As these approvals are substantive in nature, the related financial statement impact will be taken in the year in which such approvals will be obtained. If this scheme gets approved, the Company estimate that it will not be able to take the benefits of the recognised deferred tax assets on the carry forward losses (including unabsorbed depreciation) of RB India to the extent of USD 5,361 as these losses will no longer be available for utilization.

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2022	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2023
Property, plant and equipment	(2,785)	—	(838)	—	242	(3,381)
Intangible assets, excluding goodwill	(15,337)	(342)	4,093	—	271	(11,315)
Trade and other receivables	47	—	—	—	(4)	43
Convertible notes	(4,314)	—	2,232	—	—	(2,082)
Employee benefits	92	—	1	—	(7)	86
Other non-current liabilities	23	—	(11)	—	(2)	10
Lease liabilities	2,870	—	846	—	(249)	3,467
Tax losses carry forward	16,808	202	(4,474)	—	(186)	12,350
Total	(2,596)	(140)	1,849	—	65	(822)

Particulars	Balance as at April 1, 2023	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2024
Property, plant and equipment	(3,381)	—	1,556	—	12	(1,813)
Intangible assets, excluding goodwill	(11,315)	(189)	4,307	—	(42)	(7,239)
Trade and other receivables	43	—	876	—	(49)	870
Other current assets	—	—	3,015	—	22	3,037
Convertible notes	(2,082)	—	(2,232)	—	—	(4,314)
Employee benefits	86	—	2,399	248	(29)	2,704
Other non-current liabilities	10	—	(10)	—	—	—
Other current liabilities	—	—	1,924	—	25	1,949
Lease liabilities	3,467	—	325	—	(25)	3,767
Tax losses carry forward	12,350	—	88,179	—	(576)	99,953
Trade and other payables	—	—	1,831	—	(6)	1,825
Contract liabilities	—	—	241	—	(1)	240
Share based payments	—	—	23,786	—	(159)	23,627
Others	—	—	(48)	—	5	(43)
Total	(822)	(189)	126,149	248	(823)	124,563

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2023	2024
Trade and other receivables, net of provision	61,699	83,116
Security deposits, net of provision	8,260	9,804
Interest accrued	4,855	6,453
Due from employees	212	273
Total	75,026	99,646

Non-current	6,179	7,696
Current	68,847	91,950
Total	75,026	99,646

The trade receivables primarily consists of dues from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The Group’s exposure to credit and currency risk is disclosed in note 5 and 34.

The information related to impairment losses related to trade and other receivables is disclosed in note 16 and 34.

Trade and other receivables from related parties are disclosed in note 37.

22)
CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2023	2024
Cash in hand	80	158
Funds in transit	37,878	58,874
Bank balances	168,779	148,762
Term deposits	77,281	119,271
Total	284,018	327,065

As of March 31, 2024, bank balances include USD 774 (March 31, 2023: USD 453) against which mainly letters of credit and bank guarantees have been issued to various airlines.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

23)
TERM DEPOSITS

	As at March 31
Particulars	2023	2024
Term deposits	202,674	280,688
Total	202,674	280,688
Non-current	5,618	966
Current	197,056	279,722
Total	202,674	280,688

As at March 31, 2024, term deposits amounting to USD 2,859 (March 31, 2023: USD 2,727) marked as lien with National Company Law Appellate Tribunal and USD 3,169 (March 31, 2023: USD 1,269) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2023	2024
Advance to suppliers^	116,190	145,423
Prepaid expenses	3,519	4,607
Receivable from related party#	49	24
Other assets*	2,206	3,069
Total	121,964	153,123

* Other assets includes amount recoverable of Nil (March 31, 2023: USD 117), which was lying in an escrow account (refer note 8 (a)).

# Loan given to Saaranya Hospitality Technologies Private Limited (equity-accounted investee) (refer note 37).

^ The Company pays advances to airlines for the procurement of airline tickets. These advances are utilized against the subsequent purchase of airline tickets. The outstanding airline balances as at March 31, 2024 includes amounts recoverable from Go Airlines (India) Limited ("Go First") amounting to USD 20,949 (March 31, 2023: USD 20,487), which includes refund due to customers of USD 10,902 (March 31, 2023: USD 245).

On May 2, 2023, Go First filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal ("NCLT") in India. On May 10, 2023, the NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders, and other creditors of Go First. In addition, the NCLT has appointed a resolution professional (‘RP’) to operate Go First and to maintain Go First as a going concern.

It is understood that the RP has prepared a revival plan and is making progress in getting interim funding sanctioned from the Committee of Creditors of Go First for funding the airline’s operations. Since the filing for voluntary insolvency, there have been several developments in favour of Go First’s possible resumption of operations including relief via moratorium from lease payments, interim approvals for the proposed revival plan and in-principal approval for funding among others including receipt of regulatory approval subject to certain conditions from Director General of Civil Aviation ("DGCA") which is the aviation regulator in India. The regulatory approval though subject to conditions such as arrangement of interim funding, ensuring continuing airworthiness of the aircrafts, outcome of the ongoing insolvency resolution proceedings at NCLT and the High Court of Delhi, is critical to the revival process.

On April 26, 2024, the High Court of Delhi, directed DGCA to deregister the aircrafts leased by Go First.Consequently, DGCA has deregistered all 54 aircrafts and the lessors have now reclaimed their aircrafts.

Considering cessation of operations of Go First and no visibility on the resumption of operations with recent adverse developments, the Company believes that there is significant uncertainty with respect to amounts recoverable from Go First and therefore, during the year ended March 31, 2024, the Company has recorded an impairment provision of USD 10,047.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2023	2024
Prepaid expenses	53	85
Total	53	85

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2022	65,606,041	33	816,743	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	856,521	*	22,699	—	—	—
Balance as at March 31, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Balance as at April 1, 2023	66,462,562	33	839,442	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	3,652,013	2	103,855	—	—	—
Balance as at March 31, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920

* less than 1

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Hong Kong, Thailand, the United Arab Emirates, Peru, Colombia, Indonesia, Vietnam, Cambodia and China subsidiaries, from their respective functional currencies to the Company's presentation currency.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES – (Continued)

B. Nature and purpose of reserves – (Continued)

ii. Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii. Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv. Equity component of convertible notes

It represents equity component of convertible notes.

C. Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity, convertible notes and operating cash. The Group’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Group. The Group is not subject to any externally imposed capital requirements.

27)
EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the earnings or loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2022, 2023 and 2024:

	For the year ended March 31
Particulars	2022	2023	2024
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings (loss) per share (A)	(45,405)	(11,321)	216,801
Interest expense and changes in carrying amount of convertible notes, net of tax	—	—	(10,857)
Earnings (loss) attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings (loss) per share (B)	(45,405)	(11,321)	205,944
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings (loss) per share (C)	108,471,149	109,656,200	111,094,561
Dilutive effect of conversion of convertible notes	—	—	5,934,810
Dilutive effect of share based awards	—	—	1,206,485
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings (loss) per share (D)	108,471,149	109,656,200	118,235,856

Earnings (loss) per share (USD)
Basic (A/C)	(0.42)	(0.10)	1.95
Diluted (B/D)	(0.42)	(0.10)	1.74

For the year ended March 31, 2024, Nil (March 31, 2023: 1,336,069 and March 31, 2022: 1,430,737) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2024, Nil (March 31, 2023: 5,934,810 and March 31, 2022: 5,934,810) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 5 and 34.

	As at March 31
Particulars	2023	2024
Non-current liabilities
Secured bank loans	1,903	2,609
Lease liabilities	13,747	12,969
Convertible notes	—	201,240
Non-current portion of loans and borrowings	15,650	216,818

	As at March 31
Particulars	2023	2024
Current liabilities
Current portion of secured bank loans	764	1,117
Current portion of lease liabilities	2,632	3,689
Current portion of convertible notes	216,118	—
Current portion of loans and borrowings	219,514	4,806

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes") including USD 30,000 in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the “ordinary shares”) per USD 1,000 principal amount of Notes (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date ("Repurchase Right").

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS – (Continued)

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, were accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company notified holders of the Notes, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no notes were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to aforementioned event, the Company has adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount is recognised in consolidated statement of profit or loss as reversal of finance cost, being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes will be accreted up to the principal amount over a remaining period of 1.88 years representing the next date on which the amount could be required to be paid to the Notes holders.

Terms and repayment schedule of outstanding loans, lease liabilities and convertible notes:

				As at March 31, 2023		As at March 31, 2024
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2023 - 2029	3,397	2,667	4,961	3,726
Lease liabilities	Multiple	3%-12%	2023 - 2028	38,791	16,379	42,536	16,658
Convertible notes	USD	7.39%	2026	230,000	216,118	230,000	201,240

The bank loans are secured over motor vehicles with a carrying amount of USD 4,184 as at March 31, 2024 (March 31, 2023: USD 3,014).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 25,897 as at March 31, 2024 (March 31, 2023: USD 49,203). Additionally, in order to increase consolidated statement of financial position flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group has secured credit and guarantee facilities of USD 70,000 from an affiliate of Group's largest shareholder. As at March 31, 2024, the Group has drawn Nil (March 31, 2023: Nil) against these limits.

As at March 31, 2024, the Group has non-fund based limits of USD 58,281 (March 31, 2023: USD 39,620) for bank guarantees, primarily in favour of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ("security") of USD 129,353 (March 31, 2023: USD 107,683) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2024 and March 31, 2023, the Parent Company has issued guarantees to banks in respect of credit facilities granted to MakeMyTrip (India) Private Limited.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS – (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible Notes	Total
Balance as at April 1, 2021	735	15,646	187,574	203,955

Proceeds from bank loans	1,169	—	—	1,169
Repayment of bank loans	(479)	—	—	(479)
Additions to lease liabilities	—	1,804	—	1,804
Adjustment due to modifications	—	(1,053)	—	(1,053)
Payment of lease liabilities	—	(1,771)	—	(1,771)
Interest accrued	78	1,569	13,666	15,313
Interest paid	(78)	(1,569)	—	(1,647)
Effect of change in foreign exchange rates	(33)	(674)	—	(707)
Balance as at March 31, 2022	1,392	13,952	201,240	216,584

Proceeds from bank loans	2,168	—	—	2,168
Repayment of bank loans	(749)	—	—	(749)
Acquired through business combination	—	199	—	199
Additions to lease liabilities	—	7,255	—	7,255
Adjustment due to modifications	—	(1,435)	—	(1,435)
Payment of lease liabilities	—	(2,415)	—	(2,415)
Interest accrued	189	1,554	14,878	16,621
Interest paid	(189)	(1,554)	—	(1,743)
Effect of change in foreign exchange rates	(144)	(1,177)	—	(1,321)
Balance as at March 31, 2023	2,667	16,379	216,118	235,164

Proceeds from bank loans	2,114	—	—	2,114
Repayment of bank loans	(1,009)	—	—	(1,009)
Acquired through business combination	—	115	—	115
Additions to lease liabilities	—	3,540	—	3,540
Adjustment due to modification/change in estimate	—	(26)	(30,578)	(30,604)
Payment of lease liabilities	—	(3,105)	—	(3,105)
Interest accrued	266	1,783	15,700	17,749
Interest paid	(266)	(1,783)	—	(2,049)
Effect of change in foreign exchange rates	(46)	(245)	—	(291)
Balance as at March 31, 2024	3,726	16,658	201,240	221,624

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2023	2024
Statutory liabilities	18,750	26,820
Employee related payables	6,929	8,467
Refund due to customers	34,025	45,870
Deferred income	279	105
Other liabilities (related to Hotel Travel Group) (refer note 14)	4,320	—
Other liabilities (related to business combination) (refer note 7 (a))	4,855	—
Total	69,158	81,262

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2023	2024
Deferred income	77	5
Other liabilities (related to business combination) (refer note 7 (c) and 7 (d))	4,513	12,438
Total	4,590	12,443

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2023	2024
Trade payables	45,748	67,054
Accrued expenses	44,032	51,494
Total	89,780	118,548

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2023	2024
Net defined benefit liability	7,090	9,316
Other long term employee benefit (liability for compensated absences)	1,796	2,346
Total employee benefit liabilities	8,886	11,662

	As at March 31
Particulars	2023	2024
Present value of unfunded obligation	7,090	9,316
Total	7,090	9,316

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Q2T is funded, whereas plan for the rest of Indian subsidiaries are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2023	2024	2023	2024	2023	2024
Balance as at April 1	7,457	7,245	(199)	(155)	7,258	7,090
Acquired through business combination (refer note 7(b), 7 (c) and 7 (d))	115	95	—	—	115	95
Included in profit or loss
Current service cost	1,133	1,180	—	—	1,133	1,180
Past service cost (credit)	—	(307)	—	—	—	(307)
Interest cost (income)	394	492	(11)	(11)	383	481
	1,527	1,365	(11)	(11)	1,516	1,354
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	(9)	854	—	—	(9)	854
-financial assumptions	(327)	17	—	—	(327)	17
-experience adjustment	(130)	340	—	—	(130)	340
-Return on plan assets excluding interest income	—	—	(2)	1	(2)	1
	(466)	1,211	(2)	1	(468)	1,212
Effects of movement in foreign exchange rates	(609)	(118)	15	3	(594)	(115)
Other
Contribution by employer	—	—	(1)	(2)	(1)	(2)
Benefits paid	(779)	(331)	43	13	(736)	(318)
Balance as at March 31	7,245	9,467	(155)	(151)	7,090	9,316

Represented by:

	As at March 31
Particulars	2023	2024
Present value of defined benefit obligation	7,245	9,467
Less: fair value of plan assets	(155)	(151)
Net defined benefit liability	7,090	9,316

During the year ended March 31, 2024, the gratuity plan for the employees was amended for revision in the underlying ceiling limits.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

B. Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2023	2024
Discount rate (per annum)	7.00%-7.20%	6.90%-7.00%
Future salary growth (per annum)	5.00%-11.00%	7.00%-11.00%
Withdrawal rate	5.00%-25.00%	5.00%-25.00%
Retirement age (years)	58-65	58-65

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

C. Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31, 2023		For the year ended March 31, 2024
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(269)	292	(560)	630
Future salary growth (1% movement)	281	(266)	594	(542)
Withdrawal rates (5%-10% movement)	(514)	883	(884)	1,853

D. Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2023	2024
Funds managed by the insurer	100%	100%

E. Description of plan characteristics

The Gratuity scheme is a final salary defined benefit plan that provides for a lump sum payment made on exit either by way of retirement, death, disability or voluntary withdrawal. The benefits are defined on the basis of final salary and the period of service and paid as lump sum at exit.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

F. Description of plan associated risks

1. Interest rate risk : The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

2. Salary inflation risk : Higher than expected increases in salary will increase the defined benefit obligation.

3. Demographic risk : This is the risk of variability of results due to unsystematic nature of decrements that include mortality, withdrawal, disability and retirement. The effect of these decrements on the defined benefit obligation is not straight forward and depends upon the combination of salary increase, discount rate and vesting criteria. It is important not to overstate withdrawals because in the financial analysis the retirement benefit of a short career employee typically costs less per year as compared to a long service employee.

G. Expected benefit payments for the year ending:

Amount
March 31, 2025	1,211
March 31, 2026	1,150
March 31, 2027	1,337
March 31, 2028	2,127
March 31, 2029	1,786
Thereafter	9,898

H. The Group expects to pay USD 38 in contribution to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 3-8 years (March 31, 2023: 3.5-8 years).

33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a) Share Incentive Plan

i) Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2022, 2023 and 2024, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2022	2,413,442	Refer notes	4 – 9 years
RSUs granted during the year ended March 31, 2023	1,455,554	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

a) Share Incentive Plan – (Continued)

i) Restricted Share Units (RSUs) – (Continued)

Notes:

Of the RSUs granted during the year ended March 31, 2024:

- Nil (March 31, 2023: Nil and March 31, 2022: 2,529) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 571,784 (March 31, 2023: 1,120,117 and March 31, 2022: 1,072,635) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2023: Nil and March 31, 2022: 564,541) RSUs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

- Nil (March 31, 2023: Nil and March 31, 2022: 547,060) RSUs have 100% vesting on September 30, 2024, Nil (March 31, 2023: 335,274 and March 31, 2022: Nil) RSUs have 100% vesting on September 30, 2025 and 209,731(March 31, 2023: Nil and March 31, 2022: 225,816) RSUs have 100% vesting on September 30, 2026. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 48,063 (March 31, 2023: 163 and March 31, 2022: 861) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2022	2022	2023	2023	2024	2024
Outstanding at the beginning of the year	0.0005	5,979,731	0.0005	7,445,641	0.0005	7,773,744
Granted during the year	0.0005	2,413,442	0.0005	1,455,554	0.0005	829,578
Forfeited and expired during the year	0.0005	(424,405)	0.0005	(369,630)	0.0005	(178,993)
Exercised during the year	0.0005	(523,127)	0.0005	(757,821)	0.0005	(3,383,113)
Outstanding at the end of the year	0.0005	7,445,641	0.0005	7,773,744	0.0005	5,041,216
Exercisable at the end of the year	0.0005	3,869,396	0.0005	4,327,478	0.0005	2,234,132

The grant date fair value of RSUs granted during the year is in the range of USD 24.00 to USD 55.42 (March 31, 2023: USD 24.25 to USD 32.62 and March 31, 2022: USD 24.16 to USD 32.97).

The RSUs outstanding at March 31, 2024 have an exercise price per share of USD 0.0005 (March 31, 2023: USD 0.0005 and March 31, 2022: USD 0.0005) and a weighted average contractual life of 4.3 years (March 31, 2023: 3.9 years and March 31, 2022: 4.3 years).

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 36,936 (March 31, 2023: USD 34,651 and March 31, 2022: USD 32,921) for the RSUs granted under the Share Incentive Plan.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

a) Share Incentive Plan – (Continued)

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31, 2022, 2023 and 2024, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2022	2022	2023	2023	2024	2024
Outstanding at the beginning of the year	2,229	19,489	2,229	19,489	2,229	18,502
Forfeited and expired during the year	2,229	—	2,229	—	2,229	—
Exercised during the year	2,229	—	2,229	(987)	2,229	(2,689)
Outstanding at the end of the year	2,229	19,489	2,229	18,502	2,229	15,813
Exercisable at the end of the year	2,229	12,949	2,229	18,502	2,229	15,813

The ESOPs outstanding at March 31, 2024 have an exercise price per option of USD 2,229 (March 31, 2023: USD 2,229 and March 31, 2022: USD 2,229) and a weighted average contractual life of 1.4 years (March 31, 2023: 2.4 years and March 31, 2022: 3.4 years).

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to Nil (March 31, 2023: USD 966 and March 31, 2022: USD 3,724) for the ESOPs granted under the Share Incentive Plan.

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015")

Simplotel, one of the Group’s subsidiary (refer note 7 (c)), approved a share option plan in India, named the Employees Stock Option Plan 2015, hereinafter referred as "Simplotel Plan 2015" in the year ended March 31, 2015. During the year ended March 31, 2024, 192 Simplotel Employee Stock Options ("Simplotel ESOP") (March 31, 2023: Nil) were granted to employees. Each Simplotel ESOP represents the right to receive one equity share of Simplotel.

The number and weighted average exercise price of Simplotel ESOP under the Simplotel Plan 2015 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31		For the year ended March 31
Particulars	2023	2023	2024	2024
Outstanding at beginning of the year	0.12	1,073	0.12	1,065
Granted during the year	—	—	0.12	192
Forfeited and expired during the year	—	(8)	0.12	(55)
Outstanding at the end of the year	0.12	1,065	0.12	1,202
Exercisable at the end of the year	0.12	947	0.12	949

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015") – (Continued)

Inputs for Measurement of Grant Date Fair Values of Simplotel ESOP Plan

For the year ended March 31, 2024
Fair value of ESOP and assumptions
Share price at grant date (USD)	442.90
Fair value at grant date (USD)	442.90
Exercise price (USD)	0.12
Expected volatility	46.50%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.60%

192 Simplotel ESOPs have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining Simplotel ESOPs will equally vest quarterly thereafter in the remaining 3 years in the ratio 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

The Simplotel ESOPs outstanding at March 31, 2024 have an exercise price per Simplotel ESOP of USD 0.12 (March 31, 2023: 0.12). The weighted average contractual life of the Simplotel ESOPs granted under this plan is 10 years.

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 1 (March 31, 2023: USD 26), for the Simplotel ESOPs granted under Simplotel Plan 2015.

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022")

BMF, one of the Group’s subsidiary (refer note 7 (b)), approved a plan in India, named the Book My Forex Employees Stock Option Plan, 2022, hereinafter referred as "BMF Plan 2022" in the year ended March 31, 2022. During the year ended March 31 2024, 2,490 BMF Employee Stock Options ("BMF ESOPs") (March 31, 2023: Nil) were granted to employees. Each BMF ESOP represents the right to receive one equity share of BMF.

The number and weighted average exercise price of BMF ESOPs under the BMF Plan 2022 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024
Outstanding at beginning of the year	—	—
Granted during the year	0.12	2,490
Outstanding at the end of the year	0.12	2,490
Exercisable at the end of the year	—	—

Inputs for Measurement of Grant Date Fair Values of BMF Plan 2022

For the year ended March 31, 2024
Fair value of ESOP and assumptions
Share price at grant date (USD)	16.65
Fair value at grant date (USD)	16.65
Exercise price (USD)	0.12
Expected volatility	46.40%
Expected term	6 years
Expected dividends	—
Risk-free interest rate	7.32%

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022") – (Continued)

Notes:

Of the BMF ESOPs granted during the year ended March 31, 2024:

- 1,992 BMF ESOPs have graded vesting over 2 years: 50% will vest on completion of one year from the grant date and remaining 50% will vest on completion of two years from the grant date.

- 498 BMF ESOPs have graded vesting over 3 years: one third each will vest on completion of one, two and three years from the grant date respectively.

The BMF ESOPs outstanding at March 31, 2024 have an exercise price per BMF ESOP of USD 0.12. The weighted average contractual life of the BMF ESOPs granted under this plan is 10.6 years.

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 26 for the BMF ESOPs granted under BMF Plan 2022.

d) 2013 Employee Stock Option Plan ("Savaari Plan 2013")

Savaari, one of the Group’s subsidiary (refer note 7 (d)), approved a share option plan in India, named the 2013 Employee Stock Option Plan, hereinafter referred as "Savaari Plan 2013" during the year ended March 31, 2013. Each Savaari ESOP represents the right to receive one equity share of Savaari. No Savaari ESOPs were granted during the year ended March 31, 2024.

The number and weighted average exercise price of Savaari ESOPs under the Savaari Plan 2013 are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year ended March 31
Particulars	2024	2024
Outstanding at the date of acquisition (refer note 7 (d))	0.01	30,710
Forfeited and expired during the year	0.01	(25)
Outstanding at the end of the year	0.01	30,685
Exercisable at the end of the year	0.01	30,637

The Savaari ESOPs outstanding at March 31, 2024 have an exercise price per Savaari ESOP of USD 0.01. The weighted average contractual life of the Savaari ESOPs granted under this plan is 6.1 years.

During the year ended March 31, 2024, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD *, for the Savaari ESOPs granted under Savaari Plan 2013.

* less than 1

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2023	2024
Contract assets	—	253
Trade and other receivables	75,026	99,646
Receivable from related party	49	24
Term deposits	202,674	280,688
Cash and cash equivalents (except cash in hand)	283,938	326,907
Total	561,687	707,518

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A+, AAA, AA-, A-, BBB-, BB+ and BB- based on rating agency Fitch ratings. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for contract assets and trade and other receivables at the reporting date, categorised by type of counterparty was:

	As at March 31
Particulars	2023	2024
Airlines	18,617	28,549
Retail customers	1,301	1,856
Corporate customers	35,079	48,465
Deposit with hotels and others	8,260	9,804
Others	11,769	11,225
Total	75,026	99,899

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for contract assets and trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of contract assets and trade and other receivables at the reporting date was:

	As at March 31
	2023		2024
Particulars	Gross	Impairment	Gross	Impairment
Not past due	39,796	—	55,815	—
Past due 0-30 days	18,417	—	25,361	—
Past due 30-120 days	12,446	—	14,606	—
More than 120 days	6,981	2,614	7,316	3,199
Total	77,640	2,614	103,098	3,199

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Impairment Losses – (Continued)

The movement in the allowance for impairment in respect of contract assets and trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2023	2024
Balance at the beginning of the year	2,812	2,614
Allowance for impairment	349	837
Reversal of allowance for impairment	(165)	—
Amounts written off against the allowance	(195)	(201)
Effects of movement in exchange rate	(187)	(51)
Balance at the end of the year	2,614	3,199

Allowance for impairment mainly represents amounts due from airlines and corporate customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of contract assets and trade and other receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2023

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	216,118	230,000	—	230,000	—	—	—
Lease liabilities	16,379	21,549	2,342	2,046	4,272	11,124	1,765
Secured bank loans	2,667	3,077	485	462	850	1,279	1
Trade and other payables	89,780	89,780	89,780	—	—	—	—
Other liabilities (related to business combinations)	9,368	10,479	5,071	—	—	5,408	—
Other liabilities (related to Hotel Travel Group)	4,320	4,320	4,320	—	—	—	—
Refund due to customers	34,025	34,025	34,025	—	—	—	—
Total	372,657	393,230	136,023	232,508	5,122	17,811	1,766

As at March 31, 2024

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes	201,240	230,000	—	—	230,000	—	—
Lease liabilities	16,658	20,689	2,790	2,601	5,345	9,953	—
Secured bank loans	3,726	4,325	710	682	1,230	1,703	^
Trade and other payables	118,548	118,548	118,548	—	—	—	—
Other liabilities (related to business combinations)	12,438	12,438	—	—	—	12,438	—
Refund due to customers	45,870	45,870	45,870	—	—	—	—
Total	398,480	431,870	167,918	3,283	236,575	24,094	—

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Liquidity Risk – (Continued)

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2023	2024
Cash and cash equivalents	284,018	327,065
Term deposits	202,674	280,688
Loans and borrowings	(218,785)	(204,966)
Net cash position	267,907	402,787

In order to achieve Group's objective to maintain sufficient liquidity to meet its liabilities when they are due, the Group has availed various credit facilities (refer note 28).

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR, USD and AED. The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2023	2024
Trade and other receivables	3,411	2,629
Trade and other payables	(212,192)	(218,083)
Cash and cash equivalents	*	5
Net exposure	(208,781)	(215,449)

*less than 1

Between AED and INR

	As at March 31
Particulars	2023	2024
Trade and other receivables	35,336	41,381
Trade and other payables	(664)	(1,923)
Cash and cash equivalents	14	38
Net exposure	34,686	39,496

Between INR and AED

	As at March 31
Particulars	2023	2024
Trade and other receivables	83,572	82,449
Net exposure	83,572	82,449

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
	Financial Year		As at March 31
	2022-23	2023-24	2023	2024
INR to USD	0.0125	0.0121	0.0122	0.0120
INR to AED	0.0458	0.0444	0.0447	0.0441
AED to INR	21.8559	22.5401	22.3716	22.6913

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Sensitivity Analysis

Any change in the exchange rate of USD or AED against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD or AED against the INR and INR against AED would have impact on profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2023	2024
	Profit or loss
10% strengthening of USD against INR	(20,878)	(21,545)
10% strengthening of AED against INR	3,469	3,950
10% strengthening of INR against AED	8,357	8,245

A 10% depreciation of the USD or AED against INR and INR against AED, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Group does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

		As at March 31, 2023		As at March 31, 2024
	Note	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	9	452	452	452	452
Other investments - equity securities (FVTPL)	9	591	591	591	591
Other investments - other securities (FVTPL)	9	149	149	242	242
		1,192	1,192	1,285	1,285

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	21	75,026	75,026	99,646	99,646
Term deposits	23	202,674	202,674	280,688	280,688
Cash and cash equivalents	22	284,018	284,018	327,065	327,065
Receivable from related party	24	49	49	24	24
Other investments - other securities	9	76	76	76	76
		561,843	561,843	707,499	707,499

Financial liabilities measured at fair value
Other liabilities (related to business combination)	29,30	9,368	9,368	12,438	12,438
		9,368	9,368	12,438	12,438

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	28	2,667	2,667	3,726	3,726
Trade and other payables	31	89,780	89,780	118,548	118,548
Refund due to customers	29	34,025	34,025	45,870	45,870
Other liabilities (related to Hotel Travel Group)	29	4,320	4,320	—	—
Convertible notes	28	216,118	212,189	201,240	197,698
		346,910	342,981	369,384	365,842

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, receivable from related party, other liabilities (related to Hotel Travel Group), trade and other payables and refund due to customers reasonably approximates to its carrying amount.

The fair value of convertible notes is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2023
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	149	—	—	149
Total	149	—	1,043	1,192
Other liabilities (related to business combinations)	—	—	9,368	9,368
Total	—	—	9,368	9,368

	As at March 31, 2024
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	452	452
Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	242	—	—	242
Total	242	—	1,043	1,285
Other liabilities (related to business combinations)	—	—	12,438	12,438
Total	—	—	12,438	12,438

There were no transfers between Level 1, Level 2 and Level 3 during the year.

The following tables shows a reconciliation from the opening balances to the closing balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2023
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	10,075	452	3,412
Acquired in business combinations (refer note 7 (c))	4,411	—	—
Total gains and losses recognized in:
—profit or loss	673	—	(2,821)
—other comprehensive income (loss)
-net change in fair value	(858)	—	—
-effect of movements in foreign exchange rates	102	—	—
Payment during the period (refer note 7 (a))	(5,035)	—	—
Closing balances	9,368	452	591

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2024
Particulars	Derivative	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	—	9,368	452	591
Acquired in investment in equity accounted investee	5,084	—	—	—
Acquired in business combinations (refer note 7 (d))	—	7,311	—	—
Total gains and losses recognized in:
—profit or loss	115	215	—	—
—other comprehensive income (loss)
-effect of movements in foreign exchange rates	—	(207)	—	—
—equity	—	3,178	—	—
Payment during the period (refer note 7 (a))	—	(7,427)	—	—
Derecognition on discontinuation of equity accounted investment (refer note 7 (d))	(5,199)	—	—	—
Closing balances	—	12,438	452	591

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2023 and March 31, 2024, as well as the significant unobservable inputs used.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Valuation techniques and significant unobservable inputs – (Continued)

Financial instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 3.7 - 4.8 (March 31, 2023: 3.7 - 4.8)	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other liabilities (related to business combinations) - Q2T	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows: March 31, 2023: USD 5,071 Risk-adjusted discount rate: March 31, 2023: 10.2%	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate was lower (higher)
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA).

Volatility: 23.8% - 53.5% (March 31, 2023: 25.3% -58.5%)
Risk free interest rate: 7.13% (March 31, 2023: 7.25%)
Discount rate: 22.0% (March 31, 2023: 19.7%)
Revenue for 12 months ended September 30, 2025 - USD 4,907 (March 31, 2023: USD 5,442)
EBITDA (loss) for 12 months ended September 30, 2025 - USD (265) (March 31, 2023: USD (48))

The estimated fair value would increase (decrease) if:
– the volatility was higher (lower)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the revenue was higher (lower)
– the EBITDA was higher (lower)

Other liabilities (related to business combinations) - Savaari

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, net revenue, servicing margin, profit before tax and financial parameters.

Volatility: 31.2% - 45.0%
Risk free interest rate: 7.17%
Discount rate: 17.0%-20.8%
Net revenue - USD 6,361 - USD 9,674
Servicing margin - USD 1,790 - USD 2,648
Profit before tax - USD 1.037 - USD 2,434
Financial parameters - USD 4,883 - USD 7,064

The estimated fair value would increase (decrease) if:
– the volatility was lower (higher)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the net revenue was higher (lower)
– the servicing margin was higher (lower)
– the profit before tax was higher (lower)
– the financial parameters were higher (lower)

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents, receivable from related party and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers, convertible notes, other liabilities (related to Hotel Travel Group) and lease liabilities.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Sensitivity Analysis

Other investments - equity securities (FVTPL)

For the fair values of other investments - equity securities (FVTPL), reasonably possible changes of 100 basis points at the reporting date to the significant unobservable input, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023		For the year ended March 31, 2024
	Profit or loss		Profit or loss
	Increase	Decrease	Increase	Decrease
Net revenue multiple	4	(4)	4	(4)

Other liabilities (related to business combinations) - Q2T

For the fair values of other liabilities (related to business combinations), reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023
	Profit or loss
	Increase	Decrease

Risk adjusted discount rate	(17)	18

Other liabilities (related to business combinations) - Simplotel

For the fair values of other liabilities (related to business combinations), reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2023		For the year ended March 31, 2024
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	20	(22)	10	(10)
Risk free interest rate (1% Movement)	(17)	16	(8)	8
Discount rate (0.5% Movement)	(39)	40	(26)	26
Revenue for 12 months ended September 30, 2025 (1% Movement)	38	(38)	42	(42)

Other liabilities (related to business combinations) - Savaari

For the fair values of other liabilities (related to business combinations), reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2024
	Equity
	Increase	Decrease
Volatility (1% Movement)	(17)	16
Risk free interest rate (1% Movement)	(120)	123
Discount rate (0.5% Movement)	(12)	(43)
Net revenue (1% Movement)	26	(26)
Servicing margin (1% Movement)	15	(15)
Profit before tax (1% Movement)	10	(10)
Financial parameters (0.25% Movement)	197	(124)

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 455 as at March 31, 2024 (March 31, 2023: USD 266).

36)
LEASES

Leases as lessee

The Group leases properties mainly for office. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property as 'property, plant and equipment' with the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2023	2024
Opening balance	11,618	13,931
Additions to right-of-use assets	7,530	3,792
Acquired through business combination (refer note 7(b), 7 (c) and 7 (d))	202	109
Derecognition of right-of-use assets	(1,245)	(22)
Depreciation charged during the year	(3,220)	(3,767)
Effect of movements in foreign exchange rates	(954)	(198)
Closing Balance	13,931	13,845

ii) Amounts recognised in consolidated statement of profit or loss

	For the year ended March 31
	2022	2023	2024
Interest on lease liabilities (refer note 16)	1,569	1,554	1,783
Depreciation on right-of-use assets (refer note 18)	3,064	3,220	3,767

iii) Amounts recognised in consolidated statement of cash flows

	For the year ended March 31
	2022	2023	2024
Total cash outflows for leases (principal + interest)	3,340	3,969	4,888

iv) Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#
Key management personnel	Jane Jie Sun#
Key management personnel	Xing Xiong#
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Moshe Rafiah# (from May 15, 2024)
Key management personnel	Cindy Xiaofan Wang# (up to May 15, 2024)
Key management personnel	Xiangrong Li (up to May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	PasajeBus SpA
Equity-accounted investee	Savaari Car Rentals Private Limited (from December 1, 2023 to January 17, 2024) (refer note 7 (d))
Equity-accounted investee	Simplotel Technologies Private Limited (up to September 28, 2022) (refer note 8 (b))
Equity-accounted investee	Inspirock, Inc. (up to October 19, 2021) (refer note 8 (a))

Notes: # nominees of Trip.com Group Limited (Trip.com)

(A) Transactions with key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2022	2023	2024
Short-term employee benefits	2,351	1,997	1,937
Post-employment benefits	288	88	129
Other long-term benefits	36	14	10
Share based payment	16,930	12,015	11,425
Legal and professional	84	84	84
Total	19,689	14,198	13,585

	As at March 31
Balance Outstanding	2023	2024
Employee related payables	552	589
Accrued expenses	78	75

(B) Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2022	2023	2024
Key management personnel services	7	7	7
Consultancy services	16	20	25

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES – (Continued)

(C) Transactions with entity having significant influence over the Company and its subsidiaries:

a) Trip.com and its subsidiaries

	For the year ended March 31
Transactions	2022	2023	2024
Sale of air ticketing^	211	768	1,538
Purchase of air ticketing^	475	40,954	96,996
Sale of hotels and packages^	1,204	5,192	3,005
Purchase of hotels and packages^	3,015	14,575	16,595
Commission received	23	100	51
Commission paid	149	673	402
Marketing alliances	—	50	180
Other operating expenses	306	4,572	5,268
Advance given	1,074	—	—
Advance given received back	1,074	—	—

^represents gross amount booked/charged for the air ticketing and hotels and packages transactions.

	As at March 31
Balance Outstanding	2023	2024
Trade and other receivables	969	344
Trade payables	4,926	6,611
Advance to suppliers	134	179

(D) Transactions with equity-accounted investees and its subsidiaries:

a) Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2022	2023	2024
Repayment of loan given	—	—	24
Interest income	3	4	2

	As at March 31
Balance Outstanding	2023	2024
Receivable from related party	49	24
Interest accrued	*	*

* less than 1

b) PasajeBus SpA

	For the year ended March 31
Transactions	2022	2023	2024
Ancillary revenue	114	168	150

	As at March 31
Balance Outstanding	2023	2024
Trade and other receivables	22	20

c) Savaari Car Rentals Private Limited

	For the year ended March 31
Transactions	2022	2023	2024

Other travel services - purchase for car bookings^	—	—	493
Commission received	—	—	43

^represents gross amount booked/charged for the car bookings

MAKEMYTRIP LIMITED

Year ended March 31, 2024

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES – (Continued)

(E) Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

38) LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2023	Ownership interest as at March 31, 2024
MakeMyTrip Inc.	Delaware, USA	100%	100%
MakeMyTrip (India) Private Limited	India	100%	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
Quest 2 Travel.com India Private Limited	India	83.66%	100%

39)
CODE ON SOCIAL SECURITY, 2020

The Parliament of India has approved the Code on Social Security, 2020 which would impact the contributions by the Group towards defined benefit liability. The effective date from which the changes are applicable is yet to be notified and the rules are yet to be framed. The Group will carry out an evaluation of the impact and record the same in the consolidated financial statements in the period in which the Code becomes effective and the related rules are published.